UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                         Marine Management Systems, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $.002 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    568278105
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                                 (CUSIP Number)


                               Michael P. Barney
                                 470 West Avenue
                        Stamford, CT 06902 (203) 327-6404
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 10, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box |_|.

----------

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.     568278105

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Wechsler & Co., Inc.

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*


           WC

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


          New York

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,250,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             Not Applicable
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,250,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                         Not Applicable
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,250,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.27%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     2 of 8

                                  SCHEDULE 13D

CUSIP No.     568278105


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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Norman J. Wechsler

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


           AF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


          United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,250,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             Not Applicable
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,250,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                         Not Applicable
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,250,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.27%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     3 of 8

Item 1.  Security and Issuer

          This statement relates to shares of the common stock, par value $.002 per share ("Common Stock"), of Marine Management Systems, Inc. (the "Company"), which are issuable upon conversion of the Company's Five-Year Senior Convertible Note (the "Convertible Note"), in the principal amount of $1,250,000, purchased by the reporting persons.

          The Convertible Note is convertible, at the rate of $1.00 face value of the Convertible Note for each share of Common Stock, by Wechsler & Co., Inc. into up to 1,250,000 shares of the Common Stock (the "Conversion Shares"), subject to adjustments under certain circumstances, at any time and from time to time (i) after December 10, 1998, except sooner in the event that the Company shall consolidate with or merge into another corporation before such date, and (ii) prior to March 31, 2003 or upon receipt of payment in full of the principal amount of the Convertible Note and accrued interest thereon, whichever is earlier. For purposes of this Schedule 13D, such Conversion Shares are deemed to be beneficially owned by Wechsler & Co., Inc.

          The Convertible Note entitles its holder, prior to conversion of the Convertible Note, to vote that number of Conversion Shares to which the Convertible Note is convertible on the record date for such vote, with respect to all matters voted on by holders of the Company's Common Stock voting together as a single class.

          The principal executive offices of the Company are located at 470 West Avenue, Stamford, Connecticut 06902.


Item 2.  Identity and Background

          This Schedule 13D is being filed by Wechsler & Co., Inc. ("Wechsler Co.") and Norman J. Wechsler:

          (a)  Wechsler & Co., Inc.

          (b)  105 South Bedford Road, Suite 310, Mount Kisco, NY 10549

          (c) A New York corporation which is engaged in its principal business as a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934.

          (d) During the last five (5) years, Wechsler Co. has not been convicted in any criminal proceeding.

                                     4 of 8

          (e) During the last five (5) years, Wechsler Co. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          (a)  Norman J. Wechsler

          (b)  c/o 105 South Bedford Road, Suite 310, Mount Kisco, NY 10549

          (c) Mr. Wechsler is the majority stockholder, Chairman of the Board and President of Wechsler Co. and, accordingly, is considered the beneficial owner of securities beneficially owned by Wechsler Co. Mr. Wechsler's beneficial ownership of the Company's Common Stock does not exceed 1% of such class of securities, exclusive of the Common Stock of the Company beneficially owned by Wechsler Co.

          (d)  During  the  last  five  (5)  years,  Mr.  Wechsler  has not been
               convicted  in  any   criminal   proceeding   (excluding   traffic
               violations or similar misdemeanors).

          (e) During the last five (5) years, Mr. Wechsler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  United States


Item 3.  Source and Amount of Funds or Other Consideration

          The funds, in the aggregate amount of $1,250,000, used in purchasing the Convertible Note on July 10, 1998 originated, in part, from (i) the working capital of Wechsler Co. in the ordinary course of Wechsler Co.'s business, as more particularly described in Item 2(c) above and from (ii) credit, in the amount of $716,876.71, constituting the principal amount and

                                     5 of 8
          accrued interest outstanding under that certain Senior Convertible Note, dated April 8, 1998, from the Company to Wechsler Co. (the "Prior Note"), which Prior Note was surrendered for cancellation on July 10, 1998, deemed paid to the Company by Wechsler Co. and credited against a portion of the purchase price paid for the Convertible Note.


Item 4.  Purpose of Transaction

          Wechsler Co. acquired the Convertible Note in a private transaction for investment purposes. The purpose of Wechsler Co. obtaining the right to vote the Conversion Shares, prior to conversion of the Convertible Note, is to enable Wechsler Co. to influence the outcome of matters that are subject to a vote of stockholders of the Company. Depending upon market conditions and other factors that Wechsler Co. may deem material to its investment decision, Wechsler Co. may purchase additional securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that it now owns or hereafter may acquire.

          The Company has also granted to the holders of five-year senior convertible notes acquired on July 10, 1998, of which Wechsler Co.
          constitutes 62.5% (collectively, the "Purchasers"), the right to appoint a seventh (7th) member to the Company's six (6) member board of directors. Notwithstanding any such appointment, the Purchasers were given the option to designate an observer to the Company's board of directors.

          The Company has also granted to such Purchasers certain preemptive rights to preserve their respective Equity Percentage (defined hereinbelow), pursuant to which the Purchasers may purchase, upon the same terms and conditions, that amount of any additional shares of Common Stock or security convertible into shares of Common Stock or any rights or options to purchase shares of Common Stock issued by the Company for consideration that includes cash and not to selling stockholders of the Company pursuant to a merger or acquisition transaction. For purposes of the transaction, "Equity Percentage" means that percentage equal to (1) the Conversion Shares (after giving effect to any adjustments) divided by (2) the Company's issued and outstanding Common Stock, on a fully diluted basis (inclusive of all outstanding securities of the Company convertible into shares of Common Stock and rights or options to purchase shares of the Company's Common Stock).

                                     6 of 8

          Except as set forth in this Item 4, Wechsler Co. does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
          Schedule 13D.


Item 5.  Interest in Securities of the Issuer

          (a) The calculations in this Item are based upon 4,421,120 shares of Common Stock issued and outstanding as of June 9, 1998 (based upon the Company's Proxy Statement dated as of such date filed with the Securities and Exchange Commission). For purposes hereof, Wechsler Co. beneficially owns 1,250,000 Conversion Shares, issuable upon exercise of the Convertible Note, comprising 28.27% of the issued and outstanding shares of Common Stock. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

          (b) Wechsler Co. is the sole owner of the Convertible Note and, under the terms of such Convertible Note, has the sole power to vote its Conversion Shares prior to any conversion of the Convertible Note, based upon a 1:1 exchange of votes to the number of Conversion Shares into which the Convertible Note is convertible at the time of such vote). Upon the exercise of the Convertible Note, Wechsler Co. will also have the sole power to vote and dispose of all of the underlying Conversion Shares.

          (c) Wechsler Co. has not effected any transactions in shares of the Common Stock or in any options or warrants to purchase Common Stock in the past 60 days.

          (d) Wechsler Co. affirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Wechsler Co.

          (e) It is inapplicable for the purposes herein to state the date on which Wechsler Co. ceased to be the owner of more than five percent (5%) of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as set forth in Item 4, neither Wechsler Co. nor Mr. Wechsler have any contract, arrangement,

                                     7 of 8
          understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company. As noted in Item 4, the Company granted Wechsler Co. (i) the right to vote its Conversion Shares and (ii), in conjunction with the other Purchasers, the right to appoint the seventh (7th) of the Company's six (6) member board of directors and to purchase securities of the Company in order to maintain its Equity Percentage.


Item 7.  Material to be Filed as Exhibits

          1. Form of Senior Note Purchase Agreement, dated July 10, 1998, between the Company and Wechsler & Co., Inc.

          2.   Form of the Company's Five-Year Senior Convertible Note


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                               WECHSLER & CO., INC.



Dated July 20, 1998                            By: /s/ Norman Wechsler
                                                  ------------------------------
                                                  Norman Wechsler, President





Dated July 20, 1998                            /s/ Norman J. Wechsler
                                               ---------------------------------
                                               NORMAN J. WECHSLER

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